Bianca M. Sierra T: (415) 693-2016 bsierra@cooley.com
January 11, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Acquicor Technology Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed on December 20, 2006
File No. 001-32832

Ladies and Gentlemen:

On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 3 to its Preliminary Proxy Statement on Schedule 14A (File No. 001-32832) (“Amendment No. 3”), and are providing to you in hard copy form a copy of such amendment marked to show changes from the Amendment No. 2 to the Preliminary Proxy Statement, filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2006 (“Amendment No. 2”).

Amendment No. 3 is being filed in response to your letter dated January 5, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 2 (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.

Risk Factors, page 28

1.	Please include risk factor disclosure that the company that issued the fairness opinion will receive placement agent compensation if the merger is approved.

Response: The Company respectfully notes that the opinion that Needham & Company issued to Acquicor’s board of directors stating that, as of the date thereof and based upon and subject to the assumptions and other matters described in such opinion, the consideration to be paid by Acquicor pursuant to the merger agreement was fair to Acquicor from a financial point of view was delivered on September 25, 2006. At the time the opinion was delivered, the Company had not yet contemplated a convertible note offering or the engagement of Needham & Company as a placement agent or otherwise in connection with a financing transaction and, as such, both the convertible note offering and Needham & Company’s role as a placement agent in connection therewith did not factor into such opinion or the determination by Acquicor’s board of directors to enter into the merger agreement with Jazz. As such, the Company respectfully submits that no risk factor disclosure is necessary.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
January 11, 2007
Page Two

Convertible Senior Notes, page 69

2.	Please revise to state all the material conditions that must be met in order for the escrowed proceeds to be released.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 34, 69, and F-12.

Note 1 - Description of Transaction and Basis of Presentation, page 89

3.
We have read and considered your response to comment eight. Currently, it is unclear how the consideration indicated in Note 1 to your unaudited pro forma financial statements is allocated to the net assets acquired. Please expand to include within the note, a tabular presentation summarizing the overall purchase price allocation, including the non-cash portions, to the net assets acquired.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94.

Acquicor Technology, Inc.

Financial Statements and Notes

Note L - Subsequent Events, pages F-12 - F-13

4.
We note that a private placement of $145 million principal amount 8% of convertible senior notes was completed. We also note that these convertible notes are convertible into shares of the company’s common stock at an initial conversion rate of 136.426 shares per $1,000 principal amount of convertible senior notes, subject to adjustment in certain circumstances. Please advise us and expand your disclosures to clarify the conditions that may result an adjustment to the conversion prices. Provide us with an analysis of how you evaluated the embedded conversion option as well as any other provisions (e.g., call option) of your agreements (e.g., registration rights agreement, convertible debt agreement, etc.) under SFAS 133 and EITF 00-19 in determining whether there are any embedded derivatives within the note and should be classified as a liability.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 70, 71, F-13 and F-14 relating to the conversion adjustments and “fundamental change” events. In connection with the convertible note offering and the preparation of the pro forma financial statements, the Company identified five features of the Convertible Senior Notes that were analyzed for applicability of embedded derivatives per FAS 133 and EITF 00-19. These features are 1) the conversion option, 2) the optional redemption, 3) the noteholders’ right to require repurchase of the notes upon a fundamental change, 4) make whole provision upon a conversion in connection with a fundamental change, and 5) the obligation to pay additional interest in certain circumstances pursuant to the registration rights agreement. For purposes of the pro forma financial statements in the proxy statement, the Company has assumed that the merger proposal and the authorized share proposal will have been approved by the Company’s stockholders, as a result, the conditions to the release of the escrowed proceeds will have been met.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
January 11, 2007
Page Three

The Conversion Option

As noted in the Staff’s comment, the Company has issued approximately $166.8 million in 8% Convertible Senior Notes (the “Notes”). As discussed in the proxy statement, at any time after the completion of the merger and prior to the maturity of the notes, unless the notes have previously been redeemed or repurchased by the Company, the notes will be convertible into shares of the Company’s common stock at an initial rate of 136.426 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This equates to an initial conversion price of $7.33 per share, a premium of approximately 31% to the closing stock price of $5.58 on the date of the offering. Those conditions relate to changes in the underlying common stock applicable to all holders of common. The conversion rate adjustments are described in the Company’s amended disclosures on pages 70 and F-13. In addition, upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock to satisfy its conversion obligation. Due to the complexity of the transaction, including the extent of the conversion price adjustments and the Company’s cash settlement option, the Company concluded that most likely the Notes are not “conventional convertible debt.” As a result, the Company analyzed under FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock,” whether or not the embedded conversion option in the Notes requires bifurcation and accounting as a derivative liability or asset.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
January 11, 2007
Page Four

Per EITF 00-19, paragraph 4,“Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock” if an embedded option is indexed in the Company’s own stock and would be classified in stockholder’s equity if freestanding, then it is not considered a derivative for purposes of FAS 133“Accounting for Derivative Instruments and Hedging Activities”. Further, per paragraph 4 of the EITF, the embedded option must meet the requirements of paragraphs 12-32 in order to be classified in stockholders’ equity. The Company analyzed the requirements of paragraphs 12-32 and concluded that the embedded conversion option would be classified in stockholders’ equity based on the following characteristics:

•
The embedded conversion option does not require cash settlement, except in situations contemplated by paragraph 27 of EITF 00-19 (i.e. change of control where the Company’s stockholders also receive cash). Although the Company has the choice to settle a conversion in cash, per paragraph 9 of EITF 00-19, the Company has assumed settlement in shares.

•
The embedded conversion option may be settled in unregistered shares. The Notes were issued in a private placement and stock issuable upon conversion would be issued under Section 3(a)(9) of the Securities Act. In addition, there are no penalties for delivering unregistered shares upon exercise of the conversion option and there are no top-off or “make-whole” provisions under paragraph 26 of EITF 00-19 (the “make-whole” in respect of a conversion upon a fundamental change and the Company’s obligations under the Registration Rights Agreement are discussed separately below).

•
The pro forma financial statements are based on the assumption that the merger and the authorized share issuance have been approved and hence sufficient authorized shares are available for issuance upon conversion. After giving effect to such authorized share increase, there would be sufficient authorized shares available for issuance upon exercise of the Company’s other options and warrants as well.

•
The number of shares deliverable upon conversion, even taking into account additional shares issuable as a make-whole in connection with a “fundamental change” (as discussed below), is fixed and determinable and the anti-dilution adjustments are within the Company’s control.

•	Upon conversion, a former noteholder would solely have the rights as a stockholder and not have the rights of a creditor under the Company’s bankruptcy.

As a result, the Company concluded that the embedded conversion option does not require bifurcation and accounting as a derivative liability or asset. In addition, under EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue 98-5 to Certain Convertible Instruments”, the Company determined there is no beneficial conversion feature.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
January 11, 2007
Page Five

Optional Redemption

The Company may redeem the Notes on or after December 31, 2009 at a redemption price, plus accrued and unpaid interest to the redemption date, equal to 102% for redemptions between December 31, 2009 and 2010 and 100% thereafter. The Company determined that the optional redemption of the Notes does not meet all of the requirements for an embedded derivative to be accounted for separately per FAS 133 and DIG B-16, “Embedded Derivatives: Calls and Puts in Debt Instruments”. FAS 133 paragraph 12 states an embedded derivative instrument must be separated from the host contract and accounted for separately as a derivative instrument if all are met:

1.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

2.
The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and

3.
A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11 of SFAS No. 133, be a derivative instrument subject to the requirements of SFAS No. 133.

The redemption option is clearly and closely related to the economic characteristics and risks of the host debt contract per DIG -B16. Calls and puts are considered to be clearly and closely related unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is contingently exercisable. The repurchase option is exercisable at par value or a slight premium to par value, and although it is contingently exercisable, it does not meet the qualifications of paragraph 13 of FAS 133, which require that either the settlement would occur in such a way that the investor would not recover substantially all of its investment or the derivative could result in a rate of return at least double the market rate of return on a contract of similar credit quality. The redemption option allows for a recovery of the principal plus any accrued interest plus, in the case of a redemption prior to December 31, 2010, a small premium of 2%. Consequently, the Company believes that it is appropriate not to account for the redemption option separately.

Required Repurchase of the Notes Upon a Fundamental Change

In the event of “fundamental change” (as described on pages 71 and F-14) in the business prior to December 31, 2009, the Noteholders have the right to require the Company to repurchase the Notes at 100% of principal amount plus accrued interest. The Company determined that the repurchase of the Notes upon a Fundamental Change does not meet all of the requirements for an embedded derivative to be accounted for separately per FAS 133 and DIG B-16, “Embedded Derivatives: Calls and Puts in Debt Instruments” for the same reasons as set forth above with respect to the redemption option.

Make Whole Provision Upon a Fundamental Change

In addition to the repurchase right described above, for those Noteholders who convert in connection with a fundamental change which occurs prior to December 31, 2009, the Company will pay a make whole premium in stock based upon the stock price at the time of the occurrence of the fundamental change. A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the date 10 trading days prior to the date announced by us as the anticipated effective date of the fundamental change but before the close of business on the business day immediately preceding the related fundamental change purchase date.

The make whole provision is indexed in the Company’s own stock and would be classified in stockholder’s equity if freestanding, so the Company does not consider it a derivative for purposes of FAS 133. In addition, the number of shares issuable is determinable and contains a floor and a cap and the shares deliverable upon such conversion do not need to be registered. Applying the same analysis as set forth above with respect to the embedded conversion option, the Company concluded that the make-whole provision qualifies to be classified in stockholder’s equity since it meets the requirements of EITF 00-19, paragraphs 12 to 32. As a result, the Company concluded that the make-whole provision does not require bifurcation and accounting as a derivative liability or asset.

Obligation to Pay Additional Interest Pursuant to the Registration Rights Agreement

The Convertible Senior Notes have a registration rights agreement providing for customary registration rights for the notes and the underlying common stock as described on pages 71 and F-14. The Company will be required to pay additional interest on the principal amount of transfer restricted notes then outstanding in the event the Company fails to comply with certain of its registration obligations in the amount of 0.25% per annum for the first 90-days after such failure and 0.50% per annum thereafter until the event giving rise to the additional interest has been cured.

FASB Staff Position EITF-00-19-2, “Accounting for Registration Payment Arrangements”, advises that transferring consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB 5, “Accounting for Contingencies”. That Statement requires the accrual of loss contingencies if the loss is probable and the amount of the loss can be reasonably estimated. Accordingly, per the FSP paragraph 9, if the transfer under the registration payment arrangement is probable and can be estimated then a contingent liability should be recorded.

Given the time and cure periods negotiated by the Company under the registration rights agreement, the Company believes the potential transfer under the registration payment arrangement is not likely and certainly not probable per the definition in FASB 5 and therefore a separate liability for the transfer has not been recorded. The Company believes that this is the appropriate accounting treatment for the registration rights.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
January 11, 2007
Page Six

Please do not hesitate to contact me at (415) 693-2016 or Mischi a Marca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendment No. 3.

Sincerely,

/s/ Bianca M. Sierra
Bianca M. Sierra

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Gian-Michele a Marca, Esq., Cooley Godward Kronish LLP, counsel to issuer
Chrystal N. Jensen, Esq., Cooley Godward Kronish LLP, counsel to issuer

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com